Exhibit 99.1

Wyoming Department of Workforce Services Upgrades its

Sapiens Solution to Allow Faster Time-to-Market and Greater Efficiency

Sapiens CoreSuite for Workers Compensation will allow the insurer to use the latest technology advancements and industry standards while keeping the platform up to date.

Raleigh, N.C., May 24,2022—– Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Wyoming Department of Workforce Services (DWS), has modernized its Sapiens CoreSuite for Workers’ Compensation platform, to take advantage of new capabilities for more rapid and efficient upgrades.

DWS provides Workers’ Compensation coverage for a workforce of 200,000 in the state of Wyoming. The upgrade protects DWS’ longtime investment in CoreSuite by making future updates faster and easier, while ensuring its CoreSuite platform is kept up to date.

DWS’s move to the latest version of CoreSuite for Workers’ Compensation includes a substantial technology platform refresh, as well as a new user interface.  The upgrade also brings the advantage of externalized configuration management. This innovative capability enables client-specific configurations to be externalized, making CoreSuite upgrades faster and more efficient. DWS can now more fully leverage CoreSuite technology and accelerate deployment of functionality upgrades as they become available.

A Sapiens’ client since 2008, DWS sought to accelerate its focus on client services and be more responsive to claimants and policy-holders. “Sapiens’ solution provides us with multiple benefits from a number of functional enhancements. More importantly, Sapiens enables us to keep our processes up-to-date with industry standard system platforms,” said Kelly Smith, Deputy Administrator, Business Intelligence Unit. “Upgrades can now be handled with the aid of externalized code that will enable us to deploy more frequent upgrades to functionality and the technology stack using our current resources.”

“The success of this upgrade demonstrates how our combined team from DWS and Sapiens worked together toward a common goal of delivering an industry-leading service to Wyoming’s employers and injured workers,” said Jamie Yoder, Sapiens North America President and General Manager. “The upgrade is designed to optimize operational efficiencies, increase customer satisfaction, and boost profitability for workers’ compensation providers, administrators and state funds.”

Sapiens CoreSuite for Workers’ Compensation enables carriers to improve operational performance by reducing claim inventories and supporting medical costs using advanced outcome-based case management. Its real-time payment processing allows automatic and split payments, offsets and deductions, refunds, transfers and 1099 processing for financial efficiency. The platform’s rules-driven auto-adjudication and decision support, enables proactive case management that reduce claims settle resolution time and claims closure.

About Wyoming Department of Workforce Services (DWS)

Wyoming Department of Workforce Services operates 55 state and federal programs administered in 23 field offices. DWS’ Workforce Standards Division is responsible for the Workers Compensation Program as well as regulatory and compliance/enforcement. This includes Workers’ Compensation Claims and Employer Services, Workers’ Compensation Safety and Risk (WCSR) and Wyoming Occupation Safety and Health Administration (OSHA), Labor Standards, and Employment Tax. For more information, please visit http://wyomingworkforce.org/about/

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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